

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Rodney D. Gray
Executive Vice President and Chief Financial Officer
Baytex Energy Corporation
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

**Re: Baytex Energy Corporation
Form 40-F for the Fiscal Year ended December 31, 2019
Filed March 10, 2020
File No. 001-32754**

Dear Mr. Gray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation